UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED: JANUARY 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-12951

A.  Full title of the Plan and the address of the Plan, if
different from that of the issuer named below:

BUCKLE 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE BUCKLE, INC.
2407 WEST 24TH STREET
P.O. BOX 1480
KEARNEY, NEBRASKA 68848-1480

BUCKLE 401(K) PLAN

REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA (Employee Retirement Income Security Act of 1974) and are included herein as listed in the table of contents below.

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Buckle 401(k) Plan
Kearney, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Buckle 401(k) Plan (the “Plan”) as of January 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of January 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic fiscal 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
July 13, 2010

BUCKLE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JANUARY 31, 2010 AND 2009

	January 31,	January 31,
	2010	2009

ASSETS:
Participant directed investments at fair value (Notes 3 and 4)	$41,260,755	$28,073,469

Receivables:
Participant contributions	156	512
Employer contribution	1,203,470	1,032,554

Total receivables	1,203,626	1,033,066

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$42,464,381	$29,106,535

See notes to financial statements.

BUCKLE 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JANUARY 31, 2010 AND 2009

	January 31,	January 31,
	2010	2009

ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (Note 4)	$9,614,154	$(12,434,105)
Interest and dividends	1,569,801	2,271,944

Net investment income (loss)	11,183,955	(10,162,161)

Contributions:
Participant contributions	3,262,645	2,805,644
Employer contributions	1,203,482	1,052,378

Total contributions	4,466,127	3,858,022

DEDUCTIONS:
Benefits paid to participants	2,285,515	1,150,945
Administrative expenses	6,721	4,906

Total deductions	2,292,236	1,155,851

INCREASE (DECREASE) IN NET ASSETS	13,357,846	(7,459,990)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	29,106,535	36,566,525

End of year	$42,464,381	$29,106,535

See notes to financial statements.

BUCKLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JANUARY 31, 2010 AND 2009

1.         DESCRIPTION OF THE PLAN

The following description of the Buckle 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan provisions.

The Plan’s fiscal year ends on January 31. References to years in this report relate to fiscal years as defined below:

Fiscal Year	Year Ended

2009	January 31, 2010
2008	January 31, 2009

General — The Plan is a defined contribution plan covering, with certain specified exclusions, all employees working 1,000 hours or more per year who have one year of service and are at least age twenty. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. It was established effective February 1, 1986, and last amended effective January 1, 2010. The Plan administrator is The Buckle, Inc. (the “Company”). Fidelity Investments provides recordkeeping functions to the Plan, and Fidelity Management Trust Company serves as the Plan trustee.

Contributions — Participants may contribute from 1% to 75% of their eligible pay, as defined under the Plan. The Plan provides for the automatic enrollment of eligible participants at a deferral rate of 3% of eligible pay, unless the participant affirmatively elects otherwise. The Plan also provides for an automatic 1% annual increase in the deferral rate (up to a maximum deferral of 6% of eligible pay) for all participants who have been automatically enrolled in the Plan, unless the participant affirmatively elects otherwise. Participants are allowed to designate all or a portion of their contributions as Roth Contributions. The Company may contribute to the Plan at its discretion. In fiscal 2009 and 2008, the Company contributed 50% of employees’ contributions on deferrals up to 6% of their eligible pay. The Company contributions to the Plan were $1,203,482 and $1,052,378 during the years ended January 31, 2010 and 2009, respectively. Participants direct the investment of all contributions into various investment options offered by the Plan. Contributions are subject to certain Internal Revenue Code (IRC) limitations.

Participant Accounts — Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s discretionary contribution and Plan earnings (losses) and is charged with withdrawals and administrative expenses. Allocations are based on participant earnings or account balances, as defined under the Plan. For fiscal 2009 and 2008, administrative expenses were only charged for certain transactions and were allocated to the respective participants’ accounts accordingly. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting — Participants are immediately vested in their voluntary contributions plus actual earnings (losses) thereon. The Company’s discretionary contributions vest over a six-year period, which is as follows:

Years of Service	Percent Vested

Less than two	0%
Two	20%
Three	40%
Four	60%
Five	80%
Six or more	100%

Participant Loans — Participants may borrow from their individual accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate established quarterly by the Plan administrator based on the published prime rate plus 1%. At January 31, 2010, interest rates on outstanding loans ranged from 4.25% to 10.5%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits — On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her vested account.

Forfeited Accounts — At January 31, 2010 and 2009, forfeited non-vested account balances were $66,572 and $75,511, respectively. Forfeitures of terminated participants’ non-vested account balances are utilized to offset the Company’s discretionary matching contributions made during the plan year. The amount utilized during fiscal 2009 and 2008 to fund a portion of the Company’s matching contribution was $78,000 and $108,349, respectively.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at the closing price reported on the New York Stock Exchange on the last trading day of the plan year. Participant loans are valued at the outstanding loan balances, which approximates fair value.

The net appreciation (depreciation) in the fair value of investments is based on the fair value of the investments at the beginning of the year or cost, if purchased during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses — Administrative expenses are paid by either the Company or the Plan, in accordance with the terms of the Plan Agreement.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

New Accounting Pronouncements — In June 2009, FASB issued FASB ASC 105, Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification (“ASC”) as the single source of generally accepted accounting principles (“GAAP”) recognized by FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of FASB ASC 105, the codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the codification became non-authoritative. FASB ASC 105 was effective for financial statements issued for interim or annual reporting periods ending after September 15, 2009. Therefore, the Plan adopted the provisions of FASB ASC 105 effective with the plan year ended January 31, 2010. The adoption of FASB ASC 105 did not have any impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

In May 2009, FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events).  FASB ASC 855 establishes general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. FASB ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. In February 2010, FASB issued ASU No. 2010-09, which removed the requirement for SEC filers to disclose the date through which subsequent events have been evaluated. FASB ASC 855 was effective for financial statements issued for interim or annual reporting periods ending after June 15, 2009. Therefore, the Plan adopted the provisions of FASB ASC 855 effective with the plan year ended January 31, 2010. The adoption of FASB ASC 855 did not have any impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

In 2009, FASB issued FASB Staff Position (“FSP”) 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which was later codified into FASB ASC 820. FSP 157-4 expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. The adoption of FSP 157-4 did not have any impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

In January 2010, FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures, which amends FASB ASC 820 and adds new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements, and clarification of existing fair value disclosures. FASB ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact FASB ASU No. 2010-06 will have on its financial statements.

3.         FAIR VALUE MEASUREMENTS

In accordance with FASB ASC 820, Fair Value Measurements and Disclosures, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Participant loans, which have been included in Level 3, are valued at the outstanding loan balance, which approximates fair value. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at January 31, 2010 and January 31, 2009. In accordance with the update to FASB ASC 820 (originally issued as FSP 157-4), the following tables include the major categorization for debt and equity securities on the basis of the nature and risk of the investments:

	Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

As of January 31, 2010
Common stock	$9,553,857	$-	$-	$9,553,857

Mutual funds:
Money market funds	2,682,671	-	-	2,682,671
Fixed income funds	1,084,744	-	-	1,084,744
Lifecycle funds	21,200,033	-	-	21,200,033
Domestic stock funds	4,459,261	-	-	4,459,261
International stock funds	1,614,031	-	-	1,614,031
Total mutual funds	31,040,740	-	-	31,040,740

Participant loans	-	-	666,158	666,158

Total	$40,594,597	$-	$666,158	$41,260,755

	Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

As of January 31, 2009
Common stock	$6,614,904	$-	$-	$6,614,904

Mutual funds:
Money market funds	1,311,841	-	-	1,311,841
Fixed income funds	891,923	-	-	891,923
Lifecycle funds	14,638,010	-	-	14,638,010
Domestic stock funds	2,853,828	-	-	2,853,828
International stock funds	1,018,807	-	-	1,018,807
Total mutual funds	20,714,409	-	-	20,714,409

Participant loans	-	-	744,156	744,156

Total	$27,329,313	$-	$744,156	$28,073,469

The following table presents a reconciliation of beginning and ending balances of investments measured at fair value using significant unobservable inputs (Level 3), as defined in FASB ASC 820:

	Fiscal Years Ended
	January 31,	January 31,
	2010	2009
Participant Loans:
Balance, beginning of year	$744,156	$684,567

Loan repayments	(231,441)	(185,674)
Benefit payments/deemed distributions	(64,048)	(83,144)
New loans originated	217,491	328,407

Balance, end of year	$666,158	$744,156

4.         INVESTMENTS

The following table presents the fair value of Plan investments that exceed 5% of net assets available for benefits as of January 31, 2010 and 2009:

	January 31,	January 31,
	2010	2009

Investments at fair value as determined by quoted market price:
The Buckle Stock Fund — The Buckle, Inc.	$9,553,857	$6,614,904
Money market fund — Fidelity Retirement Money Market Portfolio	2,682,671	1,311,841
Lifecycle fund:
Fidelity Freedom 2025 Fund	2,497,777	2,148,208
Fidelity Freedom 2030 Fund	4,283,417	2,978,711
Fidelity Freedom 2035 Fund	3,624,778	2,417,017
Fidelity Freedom 2040 Fund	2,817,268	1,853,086
Fidelity Freedom 2045 Fund	3,263,897	1,772,736
Fidelity Freedom 2050 Fund	2,172,332	842,848

During the years ended January 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $9,614,154 and $(12,434,105), respectively, as follows:

	January 31,	January 31,
	2010	2009

Investments at fair value as determined by quoted market price:
Common stock	$2,943,894	$(1,689,592)

Mutual funds:
Fixed income funds	77,339	(57,985)
Lifecycle funds	4,889,576	(8,516,161)
Domestic stock funds	1,239,027	(1,568,200)
International stock funds	464,318	(603,275)
Total mutual funds	6,670,260	(10,745,621)

Investments at estimated fair value:
Collective stable return fund	-	1,108

Net appreciation (depreciation) in fair value	$9,614,154	$(12,434,105)

5.         FEDERAL INCOME TAX STATUS

The Plan uses a volume submitter plan document sponsored by Fidelity Investments (“Fidelity”). Fidelity received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008, which states that the volume submitter document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. The plan document has been amended since receiving the opinion letter. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

The Plan’s management is aware of certain operating or administrative issues that, if not corrected, could affect the tax qualified status of the Plan and its related trust and is in the process of correcting the matters identified. Accordingly, Plan management believes the Plan will retain its tax qualified status and, therefore, no tax liability has been accrued.

6.         PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company may direct the trustee either to distribute the Plan’s assets to the participants or to continue the trust and distribute benefits as though the Plan had not been terminated.

7.         EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include The Buckle Stock Fund, which is invested primarily in the stock of The Buckle, Inc., the Plan sponsor, and, therefore, these investments and actual transactions qualify as party-in-interest. The Plan held 314,878 shares of The Buckle, Inc. common stock at January 31, 2010, and 312,761 shares at January 31, 2009, which had a cost basis of $4,135,843 and $3,689,538, respectively. Dividend income received by the Plan from its investment in the stock of The Buckle, Inc. was $779,388 and $717,548 for the plan years ended January 31, 2010, and 2009, respectively.

Certain Plan investments are managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

******

BUCKLE 401(k) PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JANUARY 31, 2010

	Column B	Column C	Column E
		Description of Investment:
		Including Maturity Date, Rate
	Identity of Issuer, Borrower,	of Interest, Collateral, and	Current
	Lessor, or Similar Party	Par or Maturity Value	Value

*	The Buckle, Inc. — The Buckle Stock Fund	314,878 shares	$ 9,553,857
*	Money Market Fund — Fidelity Retirement Money Market Portfolio	2,682,671 shares	2,682,671
	Bond Fund — PIMCO Total Return Fund	98,973 shares	1,084,744
	Large Value Fund — Allianz NFJ Dividend Value Fund	63,666 shares	643,029
	Large Blend Fund:
*	Spartan 500 Index Fund	7,504 shares	285,213
	Davis NY Venture Fund	29,407 shares	879,562
	Large Growth Fund — American Funds Growth Fund of America	52,980 shares	1,372,717
*	Mid-Cap Value Fund — Fidelity Value Fund	5,243 shares	290,173
*	Mid-Cap Blend Fund — Spartan Extended Market Index Fund	5,340 shares	158,265
	Mid-Cap Growth Fund — Morgan Stanley Institutional Fund
	Trust Mid Cap Growth Portfolio	15,146 shares	393,939
	Small Value Fund — Columbia Small Cap Value II Fund	16,670 shares	176,197
	Small Growth Fund — Royce Value Plus Fund	24,429 shares	260,166
	Foreign Fund:
	American Funds Europacific Growth Fund	36,942 shares	1,316,984
*	Spartan International Index Fund	9,353 shares	297,047
	Lifecycle Fund:
*	Fidelity Freedom Income Fund	2,018 shares	21,628
*	Fidelity Freedom 2000 Fund	537 shares	6,080
*	Fidelity Freedom 2005 Fund	105,856 shares	1,045,855
*	Fidelity Freedom 2010 Fund	32,616 shares	400,847
*	Fidelity Freedom 2015 Fund	68,127 shares	696,937
*	Fidelity Freedom 2020 Fund	30,165 shares	369,217
*	Fidelity Freedom 2025 Fund	247,305 shares	2,497,777
*	Fidelity Freedom 2030 Fund	357,249 shares	4,283,417
*	Fidelity Freedom 2035 Fund	366,139 shares	3,624,778
*	Fidelity Freedom 2040 Fund	407,709 shares	2,817,268
*	Fidelity Freedom 2045 Fund	399,987 shares	3,263,897
*	Fidelity Freedom 2050 Fund	270,527 shares	2,172,332

		Maturing from April 2010 to
		March 2022; interest rates of
*	Participant Loans	4.25% – 10.5%	666,158

			$ 41,260,755

*	Party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of The Buckle, Inc. Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BUCKLE 401(k) PLAN

Date	July 13, 2010	By:	/s/ Dennis H. Nelson
Dennis H. Nelson
President and Chief Executive Officer

EXHIBIT A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-158379, Post-Effective Amendment No. 1 to Registration No. 333-133384, Post-Effective Amendment No. 2 to Registration Statement No. 333-70633, Post-Effective Amendment No. 2 to Registration Statement No. 333-70641, and Post-Effective Amendment No. 2 to Registration Statement No. 333-70643 of The Buckle, Inc. on Form S-8 of our report dated July 13, 2010, appearing in the Annual Report on Form 11-K of the Buckle 401(k) Plan for the year ended January 31, 2010.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
July 13, 2010